082-03277

Regulatory Announcement

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RECEIVED

2006 AUG -2 P 12:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 24-Jul-06
Number	6212G

RNS Number:6212G
Tesco PLC
24 July 2006

06015695

SUPPL

21 July 2006

Tesco PLC

PDMR SHAREHOLDINGS

On 20 July 2006, the Company Secretary, L Neville-Rolfe, was awarded 57,039 shares under the senior manager's Performance Share Plan at a price of 346.25 pence. These shares will vest on 20 July 2009, subject to the achievement of performance conditions.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Enquiries: J Lloyd
Deputy Company Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:45 21-Jul-06
Number	5887G

RNS Number:5887G
Tesco PLC
21 July 2006

21 July 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

On 20 July 2006, a right was granted under the Company's Performance Share Plan to the Directors below over ordinary shares for which no payment is required. The number of shares subject to the right will be increased to reflect the dividends that would have accrued on vested shares had they been reinvested in shares in the period between grant and exercise. These rights will become exercisable on 20 July 2010, subject to the achievement of performance conditions and following an additional retention period.

Director	Number of Shares subject to the right
R W Brasher	190,614
P A Clarke	204,444
A T Higginson	204,444
Sir T P Leahy	358,173
D T Potts	204,444

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Company Secretary
Tesco PLC
Tel: 01992 632222

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:43 21-Jul-06
Number	5880G

RNS Number:5880G
Tesco PLC
21 July 2006

17th July 2006

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")ANNOUNCEMENTS

1. Tesco PLC has today been notified that on 14th July 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 346.5p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	112
P A Clarke	112
A Higginson	112
T P Leahy	112
T J R Mason	112
D T Potts	112
L Neville-Rolfe	88

2. The Trustees transferred 24,080,125 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,105,408 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608